                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-39500

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 27, 2000.

                               16,300,000 Shares

                             R&B FALCON CORPORATION
[R&B FALCON LOGO]

                                  Common Stock

                             ----------------------

     R&B Falcon Corporation is offering 16,300,000 shares of common stock. The common stock is listed on the New York Stock Exchange under the symbol "FLC." The last reported sales price of the common stock on the NYSE on October 26, 2000 was $25.69 per share.

     See "Risk Factors" beginning on page S-4 of this prospectus supplement and page 4 of the accompanying prospectus to read about certain factors you should consider before buying shares of the common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share      Total
                                                              ---------      -----
Public offering price.......................................   $24.75     $403,425,000
Underwriting discount.......................................   $ 0.20     $  3,260,000
Proceeds, before expenses, to R&B Falcon Corporation........   $24.55     $400,165,000

                             ----------------------

     The underwriter expects to deliver the shares against payment in New York, New York on October 31, 2000.

                              GOLDMAN, SACHS & CO.

                             ----------------------

                  Prospectus supplement dated October 26, 2000

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement contains the terms of this offering. A description of our common stock is contained in the attached prospectus. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add, update or change information in the attached prospectus. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with the attached prospectus, then this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the attached prospectus.

     It is important for you to read and consider all information contained in this prospectus supplement and the attached prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information."

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by R&B Falcon Corporation, the underwriter or any other person. Neither the delivery of this prospectus supplement and the prospectus nor any sale made under this prospectus supplement and the prospectus shall under any circumstances create an implication that there has been no change in the affairs of R&B Falcon Corporation since the date of this prospectus supplement or the prospectus or that the information contained in this prospectus supplement or the prospectus is correct as of any time subsequent to its date. This prospectus supplement and the prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights selected information from this document but does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of this offering and for a more complete understanding of our business, you should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, particularly the section entitled "Risk Factors." When we use the terms "R&B Falcon," "we," "us" or "our," we are referring to R&B Falcon Corporation, together with its consolidated subsidiaries and predecessors, unless the context otherwise requires.

                             R&B FALCON CORPORATION

     Our primary business is providing marine contract drilling and ancillary services on a worldwide basis. We were incorporated in July 1997. Prior to December 31, 1997, we did not own any material assets or conduct any business. Effective on December 31, 1997, pursuant to an Agreement and Plan of Merger dated July 10, 1997, Falcon Drilling Company, Inc., currently R&B Falcon Holdings, Inc., a Delaware corporation incorporated in 1991, and Reading & Bates Corporation, currently R&B Falcon (International and Deepwater) Inc., a Delaware corporation incorporated in 1955, became our wholly owned subsidiaries. On December 1, 1998, we acquired all of the outstanding stock of Cliffs Drilling Company, a Delaware corporation incorporated in 1988.

     Our principal executive offices are located at 901 Threadneedle, Houston, Texas 77079, and our phone number is (281) 496-5000.

                              RECENT DEVELOPMENTS

     On August 19, 2000, we entered into an Agreement and Plan of Merger with Transocean Sedco Forex Inc., Transocean Holdings Inc., a wholly owned subsidiary of Transocean Sedco Forex, and TSF Delaware Inc., an indirect wholly owned subsidiary of Transocean Sedco Forex. Under the terms of the merger agreement, each share of our common stock will be converted into the right to receive 0.5 Transocean Sedco Forex ordinary shares.

     The completion of the merger is dependent on a number of conditions, including the following:

     - approval by our common shareholders of the proposals to adopt the merger agreement and to approve an amendment to our certificate of incorporation to grant voting rights in the election of directors to the holders of our outstanding preferred stock;

     - approval by Transocean Sedco Forex's shareholders of the proposals to increase Transocean Sedco Forex's authorized ordinary share capital and to issue ordinary shares in the merger;

     - absence of (1) any court decree, order or injunction prohibiting the merger or (2) any governmental statute, rule or regulation prohibiting the merger or making it unlawful;

     - the listing of the Transocean Sedco Forex ordinary shares to be issued in the merger on the New York Stock Exchange;

     - the rating of specified issuances of our debt as investment grade by Moody's and Standard & Poor's;

     - the completion of a public offering by us of our common shares with net proceeds of at least $105 million, and the application of the proceeds to a redemption of up to

       105,000 shares of our outstanding preferred stock, at the price of $1,138.75 per share plus accrued and unpaid dividends, if any, to the redemption date;

     - the receipt by Transocean Sedco Forex and us from our respective tax counsel of opinions that, for U.S. federal income tax purposes, the merger will qualify as a tax-free reorganization and no gain or loss will be recognized by our common shareholders as a result of the merger, except with respect to cash received in lieu of fractional shares and except with respect to some of our shareholders who will hold 5% or more of the shares of Transocean Sedco Forex after the merger;

     - the absence of any event or occurrence having or reasonably likely to have a material adverse effect on Transocean Sedco Forex's or our business, assets, conditions (financial or otherwise) or operations or its ability to complete the merger or fulfill the conditions to closing of the merger;

     - expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and

     - receipt of indications reasonably satisfactory to us and Transocean Sedco Forex that the merger will not be referred to the Competition Commission of the United Kingdom.

     Each of the following is also a condition to the merger:

     - expiration or termination of any mandatory waiting period under any competition, antitrust or premerger notification laws of jurisdictions other than the United States;

     - absence of any claim, proceeding or action, whether pending or threatened in writing, by the government of the United States, the United Kingdom or the European Union seeking to prevent the merger or penalize a party for completing the merger; and

     - absence of a final or preliminary administrative order denying approval of or prohibiting the merger under the competition, antitrust or premerger notification laws of any jurisdiction other than the United States;

unless, in each case, if in the reasonable judgment of Transocean Sedco Forex non-satisfaction of any of these conditions is not reasonably expected to (1) have a material adverse effect on Transocean Sedco Forex or us, (2) materially impair the benefits or advantages Transocean Sedco Forex expects to receive from the merger or (3) have a material adverse effect on Transocean Sedco Forex's business plan or business strategy for the combined company.

     The merger agreement also contains provisions that allow the parties to terminate the agreement.

     We expect the merger to close in the first quarter of 2001. For more information on the merger, see our proxy statement filed with the SEC relating to the merger, which is incorporated by reference into this document.

     Transocean Sedco Forex and R&B Falcon made filings relating to the merger under the Hart-Scott-Rodino Act on September 5, 2000. Transocean Sedco Forex and R&B Falcon have both received a second request for information and documentary materials from the Department of Justice pursuant to the Hart-Scott-Rodino Act. The second request is intended to assist the Department of Justice in completing its competitive analysis of the proposed merger. Both Transocean Sedco Forex and R&B Falcon intend to respond promptly to the information request, which has the effect of extending the waiting period under antitrust law by 20 calendar days following both companies' compliance with the request. We cannot assure you when or if the Hart-Scott-Rodino Act and other regulatory approval conditions to the merger will be satisfied.

     The merger agreement provides that any outstanding shares of our 13 7/8% Senior Cumulative Redeemable Preferred Stock will remain outstanding following the merger. However, with the proceeds of this offering, we intend to make a tender offer for the preferred stock, and to exercise our redemption rights for preferred stock not tendered in that offer.

                                  THE OFFERING

Common stock offered....................     16,300,000 shares

Common stock outstanding after the
offering................................     211,938,489 shares(1)

Use of proceeds.........................     The net proceeds we receive from
                                             this offering will be used: (1) to
                                             fund all or a portion of the
                                             purchase price of shares of 13 7/8%
                                             Senior Cumulative Redeemable
                                             Preferred Stock tendered pursuant
                                             to the tender offer for our
                                             preferred stock; (2) to redeem up
                                             to 105,000 shares of our preferred
                                             stock remaining outstanding after
                                             the tender offer; and (3) for
                                             general corporate purposes. See
                                             "Use of Proceeds."

NYSE symbol.............................     "FLC"
---------------

(1) Does not include 16,100,268 shares of common stock issuable pursuant to options granted under our employee stock incentive plans or up to 10,255,000 shares of common stock issuable under outstanding warrants.

                                  RISK FACTORS

     An investment in the shares involves a significant degree of risk, including the risks described below and on pages 4 through 8 of the accompanying prospectus. You should carefully consider the following information about these risks, together with the other information included in this prospectus supplement, the prospectus and the documents included or incorporated by reference, before purchasing any shares.

  We may not complete our proposed merger with Transocean Sedco Forex. If we do not complete this merger, the price of our common stock may decline significantly.

     On August 19, 2000, we announced that we had entered into a merger agreement with Transocean Sedco Forex. Since we made this announcement, our stock price has increased significantly. However, the completion of the merger is subject to numerous conditions, not all of which have been satisfied. Some of these conditions, including regulatory clearances, are beyond our control. Some of these conditions are in part within our control or the control of Transocean Sedco Forex, and we or Transocean Sedco Forex may elect not to take actions necessary to satisfy these conditions. It is possible that we will not complete the merger, or that the merger will be delayed beyond the expected closing date in the first quarter of 2001. If we do not complete the merger, we will continue to operate as a separate company, and will not have access to the greater financial resources that we believe the merger will afford us. If we do not complete the merger with Transocean, the price of our common stock may decline to the levels at which it traded prior to the announcement of the merger, or to lower levels.

  You will not have the right to vote the shares purchased in this offering for or against the proposed merger between R&B Falcon and Transocean Sedco Forex.

     The shares of our common stock being issued in this offering will be issued after the record date for the special meeting of our stockholders to approve the merger with Transocean Sedco Forex. Because these shares were not outstanding on the record date for this meeting, you will not be entitled to vote the shares you purchase in this offering for or against the merger. If the merger closes, however, each of your shares will be converted into the right to receive 0.5 Transocean Sedco Forex ordinary shares along with the other shares of our common stock outstanding at the effective time of the merger.

  Our business depends on the level of activity in the oil and gas industry, which is significantly affected by volatile oil and gas prices.

     Our business depends on the level of activity in offshore oil and gas exploration, development and production in markets worldwide. Oil and gas prices, market expectations of potential changes in these prices and a variety of political and economic factors significantly affect this level of activity. Oil and gas prices are extremely volatile and are affected by numerous factors, including:

     - worldwide demand for oil and gas;

     - the ability of the Organization of Petroleum Exporting Countries, commonly called "OPEC," to set and maintain production levels and pricing;

     - the level of production in non-OPEC countries;

     - the policies of the various governments regarding exploration and development of their oil and gas reserves;

     - advances in exploration and development technology; and

     - the political environment of oil-producing regions.

  Our industry is highly competitive and cyclical, with intense price competition.

     The offshore contract drilling industry is highly competitive with numerous industry participants, none of which has a dominant market share. Drilling contracts are traditionally awarded on a competitive bid basis. Intense price competition is often the primary factor in determining which qualified contractor is awarded a job, although rig availability and the quality and technical capability of service and equipment may also be considered.

     Our industry has historically been cyclical. There have been periods of high demand, short rig supply and high dayrates, followed by periods of lower demand, excess rig supply and low dayrates. The industry experienced a period of significantly lower demand during 1999 as a result of reduced spending for exploration and development by our customers in response to dramatically lower crude oil prices during 1998. In addition, rig availability has increased as a result of contract expirations and construction by other drilling contractors of new rigs that are competing with our rigs. Periods of excess rig supply intensify the competition in the industry and often result in rigs being idle for long periods of time.

  Our drilling contracts may be terminated due to a number of events.

     Our customers may terminate some of our term drilling contracts under various circumstances such as the loss or destruction of the drilling unit or the suspension of drilling operations for a specified period of time as a result of a breakdown of major equipment. In addition, the drilling contracts for some of our newbuild rigs contain termination or term reduction provisions tied to late delivery of these units. In reaction to depressed market conditions, our customers may also seek renegotiation of firm drilling contracts to reduce their obligations. If our customers cancel some of our significant contracts and the combined company is unable to secure new contracts on substantially similar terms, it could adversely affect our results. Some drilling contracts permit the customer to terminate the contract at the customer's option without paying a termination fee.

  Failure to retain key personnel could hurt our operations.

     We require highly skilled personnel to operate and provide technical services and support for drilling units. To the extent demand for drilling services and the size of the worldwide industry fleet increase, shortages of qualified personnel could arise, creating upward pressure on wages.

     Some of our employees, including most of our employees who work in Norway, Nigeria and Venezuela, are covered by collective bargaining agreements. Of these represented employees, a majority are working under agreements that are subject to salary negotiation in 2000 or 2001. In addition, we have signed a recognition agreement requiring negotiations with a labor union representing employees in the U.K. These negotiations could result in collective bargaining agreements covering these employees.

     In addition to the foregoing risk factors, you should read the risk factors beginning on page 4 in the accompanying prospectus and those incorporated by reference from our proxy statement related to the merger with Transocean Sedco Forex.

                          FORWARD-LOOKING INFORMATION

     Some of the statements contained in this prospectus supplement under the captions "Prospectus Supplement Summary" and "Risk Factors," and some of the statements included in the documents that we have incorporated by reference, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements:

     - address activities, events or developments that we expect, believe, anticipate or estimate will or may occur in the future, including those related to the sale of our ownership interest in Navis ASA, the effects of litigation, the tender offer for and/or redemption of our preferred stock and the completion or the effects of the merger;

     - are based on assumptions and analyses that we have made and that we believe are reasonable under the circumstances when made; and

     - are subject to many risks, uncertainties and other factors, many of which are beyond our control.

     Our actual results could differ materially from those anticipated in the forward-looking statements as a result of the delay of the merger or its failure to occur, delay or failure to receive regulatory clearances or otherwise satisfy closing conditions to the merger and other risks, uncertainties and other factors, any of which could materially affect our future results of operations. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this document and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                USE OF PROCEEDS

     We expect to receive approximately $399.7 million of net proceeds from this offering after deducting the underwriting discount and estimated offering expenses. Promptly after the commencement of this offering, we intend to make a cash tender offer for any and all of the outstanding shares of our 13 7/8% Senior Cumulative Redeemable Preferred Stock. If all of the shares of preferred stock are tendered in the tender offer, we will use all of the net proceeds from this offering to fund a portion of the tender offer consideration. We estimate that the total tender offer consideration if all of the shares of preferred stock are tendered will be approximately $480.1 million. However, we cannot assure you that the actual tender offer consideration will equal this estimated amount. To the extent permitted by our existing debt documents, our subsidiaries that are not subject to indenture restrictions may use a portion of their existing cash to fund a portion of the tender offer consideration.

     If less than all of the shares of preferred stock are tendered in the tender offer and we do not use all of the net proceeds of this offering to fund the purchase price of the shares of preferred stock that are tendered in the tender offer, we may use up to approximately $120.8 million of the net proceeds to redeem up to 105,000 shares of our preferred stock at a redemption price equal to $1,138.75 per share plus accrued and unpaid dividends under the terms of the certificate of designation for the preferred stock. In order to use any of the proceeds from this offering to redeem shares of our outstanding preferred stock under the certificate of designation, we must redeem the shares within 45 days of the date of the closing of this offering.

     We will use the balance of the net proceeds, if any, for general corporate purposes, including the funding of working capital requirements.

                                 CAPITALIZATION

     The following table sets forth our unaudited consolidated capitalization as of June 30, 2000 and our unaudited consolidated capitalization as adjusted to give effect to the sale of the common stock in this offering and the application of the estimated net proceeds, assuming that all of the outstanding shares of preferred stock are tendered in the tender offer at the estimated tender offer price. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto incorporated by reference into this document.

                                                                AS OF JUNE 30, 2000
                                                              ------------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   ------------
                                                              (IN MILLIONS, UNAUDITED)
Cash and cash equivalents, net..............................  $  294.8      $  236.3
                                                              ========      ========
Current portion of long-term debt...........................      39.9          39.9
                                                              --------      --------
Long-term debt, excluding current portion...................   2,910.3       2,910.3
                                                              --------      --------
Minority interest...........................................      58.2          58.2
                                                              --------      --------
Redeemable preferred stock..................................     302.0            --
                                                              --------      --------
Stockholders' equity:
  Common stock, par value $.01 per share....................       1.9           2.1
  Capital in excess of par..................................   1,124.9       1,369.5
  Retained earnings.........................................       1.3            --
  Other.....................................................      (6.0)         (6.0)
                                                              --------      --------
          Total stockholders' equity........................   1,122.1       1,365.6
                                                              --------      --------
          Total capitalization, including short-term
            obligations and current portion of long-term
            debt............................................  $4,432.5      $4,374.0
                                                              ========      ========

                        MARKET PRICE AND DIVIDEND POLICY

     Our common stock is traded on the New York Stock Exchange under the symbol "FLC." The following table sets forth the high and low sales prices per share of our common stock as reported by the NYSE Composite Tape for the periods indicated. Our common stock was first traded on January 2, 1998.

                                                                HIGH       LOW
                                                              --------   --------
1998
  First Quarter.............................................  $ 35.375   $ 23.125
  Second Quarter............................................    34.188     20.500
  Third Quarter.............................................    23.188      8.750
  Fourth Quarter............................................    16.500      6.750
1999
  First Quarter.............................................     9.250      5.188
  Second Quarter............................................    11.750      6.625
  Third Quarter.............................................    16.063      8.938
  Fourth Quarter............................................    15.000     10.688
2000
  First Quarter.............................................   20.9375    11.6875
  Second Quarter............................................   25.5000    16.8125
  Third Quarter.............................................   30.9375    18.3125
  Fourth Quarter (through October 26, 2000).................   31.0000    25.0000

     On October 26, 2000, the last sales price of our common stock as reported by the NYSE Composite Tape was $25.69 per share.

     We have not paid dividends on our common stock and do not currently intend to pay any cash dividends in the foreseeable future. The determination of the amount of future cash dividends to be declared and paid on the common stock, if any, will depend upon our financial condition, earnings and cash flow from operations, the level of our capital expenditures, our future business prospects and other factors that our Board of Directors deems relevant. In addition, the indentures governing our senior notes limit our ability to pay cash dividends.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

                                 FOR R&B FALCON

BACKGROUND

     On December 31, 1997, Reading & Bates Corporation and Falcon Drilling Company combined to form R&B Falcon Corporation. The combination was accounted for as a pooling of interests. On December 1, 1998, R&B Falcon acquired all of the outstanding shares of Cliffs Drilling Company. The acquisition was accounted for using the purchase method of accounting.

SOURCE OF INFORMATION

     R&B Falcon is providing the following selected financial information concerning R&B Falcon to help you in your analysis of the financial aspects of the offering. We derived this information from the audited and unaudited financial statements of R&B Falcon for the periods presented. The information is only a summary, and you should read it in conjunction with the financial information incorporated by reference in this document.

HOW WE PREPARED THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The balance sheet data assumes the consummation of this offering and the repurchase in the tender offer of all of our 13 7/8% Senior Cumulative Redeemable Preferred Stock had been completed on June 30, 2000, and the operating results data assumes the consummation of this offering and the repurchase in the tender offer was completed on January 1, 1999. Depending upon the results of the tender offer and, if necessary, the optional redemption, the reduction in redeemable preferred stock, cash and cash equivalents and net loss per share, reflected in the unaudited pro forma financial information could be less.

     If the offering and tender offer had been completed on the dates assumed in the pro forma financial statements, R&B Falcon might have performed differently. You should not rely on the pro forma financial information as an indication of the financial position or results of operations that R&B Falcon would have achieved had the offering and tender offer taken place earlier or of the future results that R&B Falcon will achieve after the offering and tender offer.

                             R&B FALCON CORPORATION

            UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 2000

                                                           HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                           ----------   -----------    ---------
                                                                   (AMOUNTS IN MILLIONS)
Cash and cash equivalents................................   $  294.8      $ (58.5)(a)  $  236.3
Accounts receivable......................................      192.0                      192.0
Other current assets.....................................      168.9                      168.9
                                                            --------      -------      --------
          Total current assets...........................      655.7        (58.5)        597.2
Property and equipment, net..............................    3,748.4                    3,748.4
Goodwill, net............................................       86.7                       86.7
Other assets.............................................      257.5                      257.5
                                                            --------      -------      --------
          Total assets...................................   $4,748.3      $ (58.5)     $4,689.8
                                                            ========      =======      ========
Current liabilities......................................   $  295.9      $    --      $  295.9
Long-term obligations....................................    2,910.3                    2,910.3
Deferred taxes and other credits.........................       59.8                       59.8
Minority interest........................................       58.2                       58.2
Redeemable preferred shares..............................      302.0       (302.0)(b)        --
Shareholders' equity.....................................    1,122.1        243.5(c)    1,365.6
                                                            --------      -------      --------
          Total liabilities and shareholders' equity.....   $4,748.3      $ (58.5)     $4,689.8
                                                            ========      =======      ========

     See notes to the R&B Falcon Corporation unaudited condensed pro forma consolidated financial statements.

                             R&B FALCON CORPORATION

       UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000

                                                             HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                             ----------   -----------   ---------
                                                                (IN MILLIONS, EXCEPT PER SHARE
                                                                           AMOUNTS)
Operating revenues........................................     $419.4       $   --       $ 419.4
Cost and expenses
  Operating and maintenance...............................      299.3                      299.3
  Depreciation and amortization...........................       89.2                       89.2
  General and administrative..............................       29.7                       29.7
                                                               ------       ------       -------
          Total costs and expenses........................      418.2           --         418.2
                                                               ------       ------       -------
Operating income..........................................        1.2           --           1.2
Other income(expense), net................................      (94.2)                     (94.2)
                                                               ------       ------       -------
Loss before income tax benefit and minority interest......      (93.0)          --         (93.0)
Income tax benefit........................................      (27.9)                     (27.9)
Minority interest.........................................       (3.3)                      (3.3)
                                                               ------       ------       -------
Net loss..................................................      (68.4)          --         (68.4)
Dividends and accretion on preferred shares...............       26.2        (26.2)(b)        --
                                                               ------       ------       -------
Net loss applicable to common shareholders................     $(94.6)      $ 26.2       $ (68.4)
                                                               ======       ======       =======
Net loss per share:
  Basic...................................................     $ (.49)                   $  (.33)
                                                               ======                    =======
  Diluted.................................................     $ (.49)                   $  (.33)
                                                               ======                    =======
Weighted average shares outstanding:
  Basic...................................................      193.2         16.3(d)      209.5
                                                               ======       ======       =======
  Diluted.................................................      193.2         16.3(d)      209.5
                                                               ======       ======       =======

     See notes to the R&B Falcon Corporation unaudited condensed pro forma consolidated financial statements.

                             R&B FALCON CORPORATION

       UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                             HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                             -----------   ------------   ----------
                                                             (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating revenues........................................     $ 918.8        $   --       $ 918.8
Cost and expenses
  Operating and maintenance...............................       645.8                       645.8
  Depreciation and amortization...........................       158.0                       158.0
  General and administrative..............................        69.9                        69.9
                                                               -------        ------       -------
          Total costs and expenses........................       873.7            --         873.7
                                                               -------        ------       -------
Operating income..........................................        45.1            --          45.1
Other income (expense), net...............................      (132.2)                     (132.2)
                                                               -------        ------       -------
Loss before income taxes, minority interest and
  extraordinary loss......................................       (87.1)           --         (87.1)
Income tax benefit........................................       (31.6)                      (31.6)
Minority interest.........................................       (12.3)                      (12.3)
                                                               -------        ------       -------
Loss before extraordinary loss............................       (67.8)           --         (67.8)
Extraordinary loss........................................        (1.7)           --          (1.7)
                                                               -------        ------       -------
Net loss..................................................       (69.5)           --         (69.5)
Dividends and accretion on preferred shares...............        33.7         (33.7)(b)        --
                                                               -------        ------       -------
Net loss applicable to common shareholders................     $(103.2)       $ 33.7       $ (69.5)
                                                               =======        ======       =======
Net loss per share:
  Basic:
     Loss before extraordinary loss and after preferred
       share dividends....................................     $  (.53)                    $  (.32)
     Extraordinary loss...................................        (.01)                       (.01)
                                                               -------                     -------
       Net loss...........................................     $  (.54)                    $  (.33)
                                                               =======                     =======
  Diluted:
     Loss before extraordinary loss and after preferred
       stock dividends....................................     $  (.53)                    $  (.32)
     Extraordinary loss...................................        (.01)                       (.01)
                                                               -------                     -------
       Net loss...........................................     $  (.54)                    $  (.33)
                                                               =======                     =======
Weighted average shares outstanding:
  Basic...................................................       192.7          16.3(d)      209.0
                                                               =======        ======       =======
  Diluted.................................................       192.7          16.3(d)      209.0
                                                               =======        ======       =======

     See notes to the R&B Falcon Corporation unaudited condensed pro forma consolidated financial statements.

                             R&B FALCON CORPORATION

                     NOTES TO UNAUDITED CONDENSED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS

(a) Represents the amount of cash on hand used to pay the purchase price in the tender offer for the preferred stock. All of the net proceeds from the common stock offering were used to pay the purchase price in the tender offer for the preferred stock.

(b) Represents the repurchase of 100% of the shares pursuant to the tender offer for the preferred stock.

(c) Represents the issuance of common stock as a result of the offering at an offering price of $24.75 per share, net of underwriter discount and estimated offering and tender offer costs of $5.5 million, and the estimated premium to be paid of $103.5 million, based on 130% of the $345.0 million face value of the redeemable preferred stock outstanding at June 30, 2000 and $50.9 million expense for the unamortized accretion as a result of the repurchase of 100% of the shares pursuant to the tender offer for the preferred stock.

(d)  Represents the issuance of common stock as a result of the offering.

      RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND
                              PREFERRED DIVIDENDS

  Ratio of earnings to fixed charges

     For the six months ended June 30, 2000, earnings did not cover fixed charges by $128.6 million.

  Ratio of earnings to combined fixed charges and preferred dividends

     For the six months ended June 30, 2000, earnings did not cover fixed charges by $166.0 million.

           PRO FORMA RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                              PREFERRED DIVIDENDS

     The following pro forma information assumes the consummation of this offering and the repurchase in the tender offer of all of our 13 7/8% Senior Cumulative Redeemable Preferred Stock was completed on January 1, 1999. For the six months ended June 30, 2000, earnings did not cover fixed charges by $128.6 million. For the year ended December 31, 1999, earnings did not cover fixed charges by $161.2 million.

          SUPPLEMENTAL FINANCIAL INFORMATION FOR THE COMBINED COMPANY

     We have incorporated by reference into this document unaudited pro forma financial information concerning the combined company that will result from our proposed merger with Transocean Sedco Forex from our proxy statement relating to the merger. In reviewing that unaudited pro forma financial information, you should consider the following additional supplemental financial information.

     The unaudited condensed pro forma combined financial statements incorporated by reference into this document only reflect the redemption of 105,000 shares of the preferred stock required as a condition to closing under the merger agreement. Depending upon the results of the tender offer, the positive effect on unaudited pro forma diluted earnings per share for the year ended December 31, 1999 and for the six months ended June 30, 2000 could range from $0.03 to $0.04.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue up to 550,000,000 shares of common stock and up to 50,000,000 shares of preferred stock. As of October 15, 2000, we had 195,638,489 shares of common stock and 356,961 shares of our 13 7/8% Senior Cumulative Redeemable Preferred Stock outstanding. As of that date, we also had approximately 26 million shares of common stock reserved for issuance upon exercise of common stock purchase warrants and in connection with options or other awards outstanding under various employee or director incentive, compensation and option plans.

     See "Description of Capital Stock" in the prospectus attached to this prospectus supplement for a description of matters which may be important to you regarding our common stock and preferred stock, including the anti-takeover effects of provisions of Delaware law, our classified board of directors and the terms of our outstanding 13 7/8% Senior Cumulative Redeemable Preferred Stock.

     In connection with the pending merger with Transocean Sedco Forex, we have amended the Rights Agreement, dated as of December 23, 1997, between the Company and American Stock Transfer and Trust Company, as Rights Agent. This amendment:

     - excludes Transocean Sedco Forex and its affiliates from the definition of "acquiring person" under the Rights Agreement;

     - excludes the announcement of the merger, the execution of the merger agreement, the consummation of the merger and the other transactions contemplated by the merger agreement from being a triggering event under the Rights Agreement;

     - provides that neither the announcement of the merger, the execution of the merger agreement, the consummation of the merger nor any of the other transactions contemplated by the merger agreement will result in a distribution date under the Rights Agreement; and

     - makes other changes to the Rights Agreement that generally provide that the Rights Agreement is not triggered by the merger with Transocean Sedco Forex.

                                  UNDERWRITING

     R&B Falcon and Goldman, Sachs & Co., as the underwriter for the offering (the "Underwriter"), have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, the Underwriter has agreed to purchase 16,300,000 shares of common stock.

     The following table shows the per share and total underwriting discount and commission to be paid to the Underwriter by R&B Falcon.

                                                               PAID BY THE COMPANY
                                                               -------------------
Per share...................................................       $     0.20
Total.......................................................       $3,260,000

     Shares sold by the Underwriter to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. If all the shares are not sold at the initial price to the public, the underwriter may change the offering price and the other selling terms.

     R&B Falcon has agreed with the Underwriter not to dispose of or hedge any of the common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the Underwriter. This agreement does not apply to R&B Falcon's outstanding options and warrants or options or shares granted under any existing employee benefit plans. This agreement also does not apply to any sale of common stock by R&B Falcon to its wholly owned subsidiaries or to a subsequent sale of common stock required to permit R&B Falcon to exercise its redemption rights for its preferred stock.

     In connection with the offering, the Underwriter may purchase and sell shares of the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriter of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the Underwriter in the open market prior to the completion of the offering.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     R&B Falcon estimates that its share of the total expenses of the offering, excluding the underwriting discount and commission, will be approximately $465,000.

     R&B Falcon has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

     Transocean Sedco Forex has agreed to indemnify R&B Falcon for certain liabilities, including liabilities under the Securities Act of 1933 for losses directly caused by certain untrue statements or omissions made in reliance upon and in conformity with information that has been both incorporated into this prospectus from Transocean Sedco Forex's Registration Statement on Form S-4 and which relates exclusively to Transocean Sedco Forex (the "Transocean Sedco Forex information") and R&B Falcon has agreed to indemnify Transocean Sedco Forex for certain liabilities, including liabilities under the Securities Act of 1933 for losses directly caused by untrue statements or omissions made in this prospectus and the registration statement of which it is a part and which are not Transocean Sedco Forex information.

                          VALIDITY OF THE COMMON STOCK

     Our lawyers, Gardere Wynne Sewell & Riggs, L.L.P., Houston, Texas, will issue opinions about the validity of the common stock for us. Sullivan & Cromwell, New York, New York, will pass upon the validity of the common stock for the underwriter.

                                    EXPERTS

     The consolidated balance sheets of R&B Falcon Corporation as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1999, incorporated by reference in the registration statement to which this prospectus supplement relates have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     With respect to the unaudited interim financial information of R&B Falcon Corporation for the quarters ended June 30, 2000 and 1999, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of that Act.

     The consolidated balance sheet of Transocean Sedco Forex Inc. and Subsidiaries as of December 31, 1999, and the related combined statements of operations, equity, and cash flows for the year then ended (and the financial statement schedule) appearing in Transocean Sedco Forex Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The combined balance sheet as of December 31, 1998 and the related combined statements of operations, equity and cash flows for each of the two years in the period ended December 31, 1998 incorporated in the registration statement to which this prospectus supplement relates by reference to the Annual Report on Form 10-K of Transocean Sedco Forex have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    INFORMATION WE INCORPORATE BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934. The documents we incorporate by reference are:

     - our Annual Report on Form 10-K for the year ended December 31, 1999;

     - our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2000;

     - our Current Reports on Form 8-K dated August 21 and October 26, 2000;

     - our Proxy Statement that is included in the Registration Statement on Form S-4 filed by Transocean Sedco Forex Inc. relating to the merger with Transocean Sedco Forex; and

     - the description of our common stock and rights to purchase shares of our Series A Junior Participating Preferred Stock contained in our Registration Statements on Form 8-A relating to our common stock and rights to purchase shares of our Series A Junior Participating Preferred Stock, each as amended to date.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     R&B Falcon Corporation
     Investor Relations
     901 Threadneedle
     Houston, Texas 77079
     (281) 496-5000

PROSPECTUS

                                  $500,000,000

                             R&B FALCON CORPORATION
                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                    WARRANTS

                             ---------------------

  CONSIDER CAREFULLY THE
  RISK FACTORS BEGINNING
  ON PAGE 4.

  We will provide
  additional terms of
  our securities in one
  or more supplements to
  this prospectus. You
  should read this
  prospectus and the
  related prospectus
  supplement carefully
  before you invest in
  our securities. This
  prospectus may not be
  used to offer and sell
  our securities unless
  accompanied by a
  prospectus supplement.

            THE OFFERING

     We may offer from time to time:
     - senior debt securities;
     - subordinated debt securities;
     - preferred stock;
     - depositary shares;
     - common stock; and
     - warrants.

     Our common stock is listed on the New York Stock Exchange under the symbol "FLC."

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                  The date of this prospectus is June 27, 2000

                               TABLE OF CONTENTS

About this Prospectus.......................................    3
About R&B Falcon............................................    3
Risk Factors................................................    4
Forward-Looking Information.................................    8
Use of Proceeds.............................................    9
Ratio of Earnings to Fixed Charges and to Combined Fixed
  Charges and Preferred Stock Expense.......................    9
Description of Debt Securities..............................   10
Description of Capital Stock................................   17
Description of Depositary Shares............................   24
Description of Warrants.....................................   26
Plan of Distribution........................................   28
Legal Matters...............................................   30
Independent Public Accountants..............................   30
Where You Can Find More Information.........................   30
Information We Incorporate by Reference.....................   31

     THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL OR DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT OF THE DOCUMENT AND THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a "shelf" registration statement we have filed with the Securities and Exchange Commission. Under the shelf process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total initial offering price of up to $500,000,000. This prospectus provides you with a general description of the securities we may offer, which include senior debt securities, subordinated debt securities, preferred stock, depositary shares, common stock and warrants. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                                ABOUT R&B FALCON

     We are a leading provider of contract offshore drilling services to the petroleum industry. Our company is the result of the 1997 merger of Reading & Bates Corporation and Falcon Drilling Company, Inc. and the subsequent acquisition of Cliffs Drilling Company in 1998. Our drilling rig fleet is one of the most diverse in the industry, capable of drilling in shallow to ultra-deepwater depths. We currently operate in most of the world's major offshore hydrocarbon producing regions. We believe that our fleet diversity and worldwide operations allow us to mitigate revenue and cash flow impacts associated with a major downturn in any single segment of the marine drilling industry or geographic region.

     Our principal executive offices are located at 901 Threadneedle, Houston, Texas 77079, and our phone number is (281) 496-5000.

                                  RISK FACTORS

     You should carefully consider the following risk factors together with the other information contained in this prospectus, any accompanying prospectus supplement and the information we have incorporated by reference. The risks and uncertainties described below are not the only ones relating to these securities or facing our company. Additional risks and uncertainties not presently known to us or that we currently do not believe are material may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this case, the trading price of the securities offered in this prospectus could decline and you may lose all or part of your investment.

RISK FACTORS RELATING TO OUR BUSINESS

  Depressed industry conditions in 1999, combined with our substantial capital requirements, have adversely affected our liquidity.

     In 1999 we incurred losses of approximately $69.5 million, or approximately $103.2 million including dividends on our preferred stock. In addition, we have incurred substantial capital expenditures and have significant capital commitments relating primarily to our deepwater rig construction program. The combination of our recent operating losses and capital expenditures has significantly reduced our liquidity, and our remaining capital commitments will continue to adversely affect our liquidity. We believe projected levels of cash flows from operations, which assumes an industry recovery in 2000, cash on hand and potential asset sales will be sufficient to satisfy our short-term and long-term working capital needs, planned investments, capital expenditures, debt, lease and other payment obligations. If we are able to build excess cash balances, we will most likely use a portion of the excess to retire debt obligations and to repurchase or redeem preferred stock. However, if cash flows from operations are not as we anticipate, or if we incur greater than anticipated capital expenditure due to cost overruns or delays in our deepwater rig construction program or for other reasons, our liquidity will be adversely affected.

  We are dependent on the oil and gas industry and market prices. Uncertainty regarding future oil and gas prices has limited the increases in our dayrates and rig utilization.

     Our financial condition and results of operations are dependent upon the price of oil and natural gas, as demand for our services is primarily dependent upon the level of spending by oil and gas companies for exploration, development and production activities. Activity in the contract drilling industry and related oil service businesses deteriorated significantly in 1999 due to decreased worldwide demand for drilling rigs and related services resulting from a substantial decline in crude oil prices experienced in 1998. Although crude oil and natural gas prices have generally improved, market prices remain volatile. There can be no assurance that demand for drilling rigs and related services will continue to increase, and demand may decrease. Our oil and gas company customers reduced their 1999 exploration and production spending as a result of the low commodity prices at the end of 1998, and generally have not significantly increased their 2000 exploration and production budgets due to uncertainty as to future oil and gas prices. This has led to significantly lower dayrates and utilization for offshore drilling companies, particularly in the U.S. Gulf of Mexico. If crude oil prices decline from current levels, or a weakness in crude oil prices continued for an extended period, rig utilization and dayrates could suffer.

  We have a significant amount of debt, which exposes us to greater business risks than those of our competitors with lower levels of debt.

     We have a significant amount of debt. At December 31, 1999, our total indebtedness and preferred stock obligations were approximately $3.2 billion, which was approximately 65% of our total book value capitalization. This substantial indebtedness will have important consequences to you. For example, it will:

     - make it more difficult for us to make our required debt payments;

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to fund future capital expenditures and to satisfy working capital and other general corporate requirements;

     - potentially require us to sell assets or to terminate or suspend some of our deepwater drilling construction projects; and

     - place us at a competitive disadvantage compared to our competitors that have less debt.

  Our debt agreements may limit our flexibility in responding to changing market conditions or in pursuing business opportunities.

     Our debt agreements contain restrictions and requirements relating to, among other things:

     - additional borrowing;

     - maintaining financial ratios;

     - granting liens on our assets;

     - selling assets;

     - paying dividends; and

     - merging.

     These restrictions and requirements may limit our flexibility in responding to changing market conditions or in pursuing business opportunities that we believe would have a positive effect on our business.

  We have committed significant resources to the deepwater drilling market, and any weakening in this market would adversely affect our results of operations.

     We have committed significant financial resources to the deepwater drilling market through our deepwater rig construction projects. As of March 31, 2000, we had incurred capital expenditures of approximately $2.4 billion relating to the nine deepwater rigs we have built or are currently building and the two deepwater rig projects that we have canceled, and had remaining capital commitments of approximately $430 million relating to these projects. The cost of these projects will exceed the cash flow from the contractual commitments that we have for these projects. If the deepwater market weakens, we may not be able to obtain contracts for the use of the contracted rigs once the initial contracts expire, and any renewals may be at lower dayrates and for shorter terms than those in the initial contracts. For the periods during which we are obligated to use the drillship Deepwater Frontier, we will be obligated to pay the full dayrate of $165,000 to the limited liability company that owns this rig, without regard to whether we have a customer for this rig. These developments would result in reduced cash flows and profitability, and adversely affect our results of operations.

  Our customers may seek to cancel or renegotiate contracts during depressed market conditions.

     During depressed market conditions, a customer may no longer need a rig, or may be able to obtain a comparable rig at a lower dayrate. As a result, customers may pressure us to renegotiate the terms of existing contracts. In addition, customers may seek to avoid their obligations under existing drilling contracts. Since December 1998, customers have canceled a number of contracts within the drilling industry, including the contract for our Jack Bates semisubmersible rig, primarily based on alleged performance breaches by the drilling contractors. In addition, our customers for our drillship Deepwater Navigator and our semisubmersible Falcon 100 canceled their contracts with us because of our late delivery of these rigs. If our customers cancel some of our significant contracts and we are unable to secure new contract on substantially similar terms, it could have a material adverse effect on our financial condition and results of operations.

  Our deepwater rigs utilize sophisticated technologies. Some of these technologies are relatively new and unproven, and can therefore encounter operational problems. Our customers may cancel their deepwater contracts if we experience operational problems.

     The deepwater market requires the use of floating rigs utilizing more sophisticated technologies than those of the bottom-supported rigs that previously constituted the majority of our fleet. We and other drilling contractors have experienced problems with the new generation of subsea and related systems designed for drilling in deeper waters. If this equipment fails to function properly, the rig cannot engage in drilling operations. If we encounter these or other operational problems on our deepwater rigs, we will lose revenues, and our customers may have the right to terminate the drilling contracts. The likelihood that a customer may seek to terminate a contract for operational problems is increased during periods of market weakness. If our customers cancel some of our significant contracts, it could have a material adverse effect on our financial condition and results of operations.

  Our construction and upgrade projects are subject to delays and cost overruns, which could adversely affect our results of operations and liquidity.

     Our deepwater rig construction and upgrade projects are subject to delays and cost overruns from (1) delays in equipment deliveries, (2) unforeseen engineering problems, (3) work stoppages, (4) weather interference, (5) unanticipated cost increases and (6) shortages of materials or skilled labor. Our conversion projects are particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in conversion projects. The customers for our drillship Deepwater Navigator and semisubmersible Falcon 100 have cancelled their drilling contracts due to late delivery of these rigs. Also, the customer for our drillship Deepwater Expedition, which has commenced operations for this customer, has given notice to us of a claim of approximately $10.0 million for late delivery of the rig. We may also be subject to late delivery penalties under the cancelled contract for our semisubmersible Falcon 100. Any additional cost overruns or delays will adversely affect our financial condition and results of operations.

  Reduced dayrates resulting from competition may adversely affect our results of operations because we cannot significantly reduce our operating costs.

     The marine drilling market is highly competitive and no one competitor is dominant. During periods when the supply of rigs exceeds demand, as it currently does, there is significant downward pressure on the dayrates at which we can contract our rigs. Because our rig operating costs cannot be materially reduced, any reduction in dayrates adversely affects our results of operations.

  We are subject to operational risks that expose us to significant potential liabilities.

     Our operations are subject to the hazards inherent in the marine drilling business. These include (1) blowouts, (2) craterings, (3) fires, (4) collisions,
(5) capsizings and (6) adverse weather. These hazards could result in substantial damage to the environment, personal injury and loss of life, suspension of drilling operations or damage to property and producing formations. We may incur substantial liabilities or losses as a result of these hazards. While we maintain insurance protection against some of these risks, and seek to obtain indemnity agreements from our customers requiring the customers to hold us harmless in the event of loss of production, reservoir damage or liability for pollution that originates below the water surface, our insurance and contractual indemnity protection may not be sufficient to protect us under all circumstances or against all risks.

  We conduct turnkey drilling operations, which exposes us to risks normally borne by the operator under a daywork drilling contract.

     We conduct most of our drilling services under daywork drilling contracts where the customer pays for the period of time required to drill or workover a well. However, we provide a portion of our services under turnkey drilling contracts. Under turnkey drilling contracts, we contract to drill a well to a contract depth under specified conditions for a fixed price. Our risks under a turnkey drilling contract are substantially greater than on a well drilled on a daywork basis because under a turnkey drilling contract we normally assume most of the risks associated with drilling operations, including (1) risk of blowout,
(2) loss of hole, (3) stuck drill stem, (4) machinery breakdowns, (5) abnormal drilling conditions and (6) risks associated with subcontractors' services, supplies and personnel. These risks are generally assumed by the operator in a daywork contract.

  We conduct foreign operations, which exposes us to additional risks not present in domestic operations.

     We currently operate our rigs worldwide. Operations outside the United States involve additional risks, including (1) war and civil disturbances, (2) general strikes, (3) regional economic downturns and (4) foreign governmental activities that may limit or disrupt markets, restrict payments or the movement of funds, impose exchange controls or cause currency devaluations, or result in the loss of contract rights, nationalization, confiscation, expropriation or deprivation of property.

  Offshore drilling operations are subject to government regulation. Compliance with these regulations can be expensive, and failure to comply with these regulations can expose us to significant liabilities.

     A number of federal, state, local and foreign laws and regulations govern our operations. These include laws and regulations that restrict the discharge of materials into the environment or otherwise relate to the protection of the environment, the safety of our personnel and vessels and other matters. Environmental laws and regulations could impose significant liability on us for damages, clean-up costs and penalties if we spill oil or other pollutants in the course of our operations. Some of these laws impose liability without regard to negligence or fault. Environmental and other laws and regulations may increase our costs of doing business, discourage our customers from exploring for oil and gas and reduce demand for our services. While we maintain insurance protection against some of these risks and seek to obtain indemnity agreements from our customers, our insurance and contractual indemnity protection may not be sufficient to protect us under all circumstances or against all risks.

RISKS RELATING TO OUR DEBT SECURITIES

  We are primarily a holding company and depend substantially on our subsidiaries for funds to meet our financial obligations.

     We are primarily a holding company that owns subsidiary companies. Our subsidiary companies own most of our assets and conduct substantially all of our business. This structure results in two principal risks:

     - our subsidiaries may be restricted by contractual provisions or applicable laws from providing us the cash that we need to pay parent company debt service obligations, including payments on senior debt securities or subordinated debt securities; and

     - in any liquidation, reorganization or insolvency proceeding involving our company, your claim as a holder of our debt securities will be effectively junior to the claims of holders of any indebtedness or preferred stock of our subsidiaries.

RISKS RELATING TO OUR COMMON STOCK

  Sales of substantial amounts of our common stock eligible for future sale may cause a significant decline in the market price of our common stock.

     We have previously issued options, warrants and other rights to purchase approximately 22.4 million shares of our common stock that may be exercised within 60 days of the date of this prospectus. Most of these shares may be sold immediately upon exercise. Sales of substantial amounts of common stock, including shares issued upon the exercise of stock options or warrants, or the perception that sales of substantial amounts of common stock could occur, could adversely affect the market price for our common stock.

  Our certificate of incorporation and bylaws contain anti-takeover provisions. In addition, our common stock is subject to a rights plan. These anti-takeover provisions or the rights plan could prevent or discourage an acquisition or change of control that stockholders might believe to be in their best interests.

     Our certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the certificate of incorporation and bylaws, such as those providing for a classified board of directors with staggered terms, no stockholder action by written consent and limitations on stockholder proposals at meetings of stockholders, could also make it more difficult for a third party to acquire control of us. Our common stock is also subject to a rights plan that could prevent or discourage an unsolicited takeover attempt. These anti-takeover provisions or the rights plan may prevent or discourage transactions that stockholders might believe to be in their best interests, including those in which stockholders might receive a premium for their stock over its then market price.

                          FORWARD-LOOKING INFORMATION

     Some of the statements contained in this prospectus under the caption "Risk Factors," and some of the statements included in the documents that we have incorporated by reference, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements:

     - address activities, events or developments that we expect, believe, anticipate or estimate will or may occur in the future;

     - are based on assumptions and analyses that we have made and that we believe are reasonable under the circumstances when made; and

     - are subject to many risks, uncertainties and other factors, many of which are beyond our control.

     Our actual results could differ materially from those anticipated in the forward-looking statements as a result of these risks, uncertainties and other factors, which could materially affect our future results of operations. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                USE OF PROCEEDS

     Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of securities for general corporate purposes. These purposes may include:

     - repayments or refinancings of debt;

     - working capital;

     - capital expenditures;

     - investments in our drilling rig fleet, including construction or refurbishment of drilling rigs;

     - acquisitions;

     - repurchases or redemptions of debt securities; and

     - repurchases or redemptions of outstanding equity securities.

        RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK EXPENSE

     For purposes of computing the ratio of earnings to fixed charges, "earnings" represent income (loss) from continuing operations before income tax expense, minority interest and extraordinary gain, plus fixed charges exclusive of capitalized interest. "Fixed charges" consist of interest, whether expensed or capitalized, amortization of debt expense, and an estimated portion of rental expense on operating leases deemed to be the equivalent of interest. "Preferred stock expense" represents the amount of pre-tax earnings required to pay dividends on outstanding preferred stock.

     The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

                                                                                THREE MONTHS
                                                 YEARS ENDED DECEMBER 31,          ENDED
                                             --------------------------------    MARCH 31,
                                             1995   1996   1997   1998   1999       2000
                                             ----   ----   ----   ----   ----   ------------
Ratio of earnings to fixed charges.........  1.8x   3.4x   2.6x   2.0x   --(1)     --(1)

     The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                                                                THREE MONTHS
                                                 YEARS ENDED DECEMBER 31,          ENDED
                                             --------------------------------    MARCH 31,
                                             1995   1996   1997   1998   1999       2000
                                             ----   ----   ----   ----   ----   ------------
Ratio of earnings to combined fixed charges
  and preferred stock expense..............  1.6x   3.2x   2.6x   2.0x   --(2)     --(2)

---------------

(1) For the year ended December 31, 1999 and for the three months ended March 31, 2000, earnings were insufficient to cover fixed charges by $161.2 million and $71.1 million, respectively.

(2) For the year ended December 31, 1999 and for the three months ended March 31, 2000, earnings were insufficient to cover combined fixed charges and preferred stock expense by $214.1 million and $89.7 million, respectively.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture between us and a trustee to be named in the applicable prospectus supplement that we will enter into before we issue any of these securities. We will issue subordinated debt securities under an indenture between us and a trustee to be named in the applicable prospectus supplement that we will enter into before we issue any of these securities. These indentures will be substantially identical, except for the provisions relating to subordination and covenants. Please read "-- Provisions Applicable Solely to Senior Debt Securities" and "-- Provisions Applicable Solely to Subordinated Debt Securities."

     We have summarized selected provisions of the indentures and the debt securities below. This summary is not complete. For a complete description, we encourage you to read the applicable indenture, which we have filed with the SEC. Please read "Where You Can Find More Information."

     In this summary description of the debt securities, all references to us mean R&B Falcon Corporation only, unless we state otherwise or the context clearly indicates otherwise.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     Terms. Neither the senior indenture nor the subordinated indenture will limit the amount of debt that we may issue under that indenture. We may issue debt securities under the indentures from time to time in one or more series, each in an amount we authorize prior to issuance.

     Unless we inform you otherwise in the prospectus supplement, the indentures and the debt securities will not limit or restrict:

     - the amount of other indebtedness or securities that we or our subsidiaries may incur or issue;

     - transactions between us and our affiliates;

     - the payment of dividends and other distributions by us to our stockholders;

     - our making investments and capital expenditures;

     - the transfer of assets by us to our subsidiaries;

     - the sale of assets, unless that sale is for all or substantially all our assets; and

     - the repurchase or redemption of our debt or equity securities.

     The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - whether the debt securities will be senior or subordinated debt securities;

     - the title of the debt securities;

     - the total principal amount of the debt securities;

     - whether we will issue the debt securities in the form of one or more global securities and whether we will issue any global securities in temporary or permanent global form;

     - the date or dates on which the principal of and any premium on the debt securities will be payable;

     - any interest rate, whether fixed or variable, the date from which interest will accrue, interest payment dates and record dates for interest payments;

     - the place or places where payments on the debt securities will be payable;

     - any provisions for redemption or early repayment;

     - any provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity;

     - the denominations in which we will issue the debt securities;

     - the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

     - any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

     - any changes or additions to the events of default or covenants described in this prospectus;

     - any restrictions or other provisions relating to the transfer or exchange of the debt securities;

     - whether payments on the debt securities will be made without deduction for taxes, assessments or governmental charges; and

     - any terms for the conversion or exchange of the debt securities for other securities issued by us or any other entity.

     We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

     Consolidation, Merger and Sale of Assets. We have agreed that we will consolidate with or merge into any entity or transfer or dispose of all or substantially all of our assets to any entity only if:

     - we are the continuing corporation; or

     - if we are not the continuing corporation, the successor is organized and existing under the laws of any United States jurisdiction and assumes all of our obligations under the indentures and the debt securities; and

     - in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing.

     Events of Default. Unless we inform you otherwise in the prospectus supplement, the following are events of default with respect to a series of debt securities:

     - our failure to pay interest or any additional amounts on that series of debt securities for 30 days;

     - our failure to pay principal of or any premium on that series of debt securities when due;

     - our failure to deposit any mandatory sinking fund payment for 30 days;

     - our failure to comply with any of our covenants or agreements in that series of debt securities or the indenture for that series, other than an agreement, covenant or provision that we have included in the applicable indenture solely for the benefit of other series of debt securities, for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by that failure; and

     - bankruptcy, insolvency or reorganization events.

     Depending on the terms of our other indebtedness, an event of default under an indenture may give rise to cross defaults on our other indebtedness. If a default or an event of default for any series of debt securities occurs, is continuing and is known to the trustee, the trustee will notify the holders of those debt securities within 90 days after it occurs. The trustee may withhold notice of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

     If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to bankruptcy, insolvency or reorganization occurs and is continuing, the principal of and interest on all the debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default may in some cases rescind the accelerated payment requirement.

     A holder of a debt security of any series may pursue any remedy under the applicable indenture only if:

     - the holder gives the applicable trustee written notice of a continuing event of default for that series;

     - the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the applicable trustee to pursue the remedy;

     - the holder or holders offer to the trustee indemnity reasonably satisfactory to it;

     - the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

     - during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

     This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

     In most cases, holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of:

     - conducting any proceeding for any remedy available to the applicable trustee; and

     - exercising any trust or power conferred on the applicable trustee relating to or arising under an event of default.

     Each indenture requires us to file annually with the applicable trustee a written statement as to our compliance with the covenants contained in that indenture.

     Modification and Waiver. We may amend or supplement each indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

     - reduce the rate of or change the time for payment of interest on any debt security;

     - reduce the principal of, premium on or any mandatory sinking fund payment for any debt security;

     - change the stated maturity of any debt security;

     - reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity of that debt security;

     - reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed;

     - change any obligation to pay additional amounts on any debt security;

     - make payments on any debt security payable in any currency or currency unit other than as originally stated in that debt security;

     - impair the holder's right to institute suit for the enforcement of any payment on any debt security;

     - make any change in the percentage of principal amount of debt securities necessary to waive compliance with some provisions of the applicable indenture or to make any change in this provision for modification;

     - waive a continuing default or event of default regarding any payment on any debt security; or

     - with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security.

     We may amend or supplement each indenture without the consent of any holders of debt securities:

     - to cure any ambiguity, omission, defect or inconsistency;

     - to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer;

     - to provide for uncertificated debt securities in addition to or in place of certificated debt securities;

     - to provide any security for any series of debt securities;

     - to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

     - to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

     - to add events of default with respect to any debt securities;

     - to make any change that does not adversely affect any outstanding debt securities of any series in any material respect;

     - to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect; and

     - to provide for the acceptance of a successor or another trustee.

     The holders of a majority in principal amount of the outstanding debt securities of any series may waive compliance by us with any provision of the indenture with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

     Original Issue Discount. In determining whether the holders of the required principal amount of debt securities have concurred in any direction, amendment, supplement, waiver or consent the principal amount of an original issue discount security will be the principal amount that would be due and payable upon acceleration of the maturity of that debt security.

     Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture.

     If we deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

     - we will be discharged from our obligations with respect to the debt securities of that series ("legal defeasance"); or

     - we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, the related events of default will no longer apply to us but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive ("covenant defeasance").

     If we elect legal defeasance of a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations:

     - to register the transfer or exchange of debt securities;

     - to replace stolen, lost or mutilated debt securities; and

     - to maintain paying agencies and hold moneys for payment in trust.

     Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes.

     In addition, unless we inform you otherwise in the prospectus supplement, each indenture will cease to be of further effect with respect to debt securities of a series, subject to exceptions relating to compensation and indemnity of the applicable trustee and repayment to us of excess money or securities, when:

     - either:

          (1) all outstanding debt securities of that series have been delivered to that trustee for cancellation; or

          (2) all outstanding debt securities of that series not delivered to the trustee for cancellation either:

           - have become due and payable;

           - will become due and payable at their stated maturity within one year; or

           - are to be called for redemption within one year; and

        we have deposited with the trustee funds or government securities in trust sufficient to pay and discharge the entire indebtedness on the debt securities of that series when due;

     - we have paid all other sums payable by us with respect to those debt securities; and

     - we have delivered to the trustee other documents required by the indenture, including an officers' certificate and an opinion of counsel.

     Governing Law. New York law will govern the indentures and the debt securities.

     The Trustee. If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

     Each indenture limits the right of the trustee, if the trustee becomes one of our creditors, to obtain payment of claims or to realize on some property received for any of these claims, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the indenture, unless that default has been cured, waived or otherwise eliminated within the 90-day period.

     Form, Exchange, Registration and Transfer. We will issue the debt securities in registered form. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

     Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     We will appoint the trustee under each indenture as registrar for our debt securities issued under that indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for any series of debt securities.

     In the case of any redemption or repurchase, we will not be required to register the transfer or exchange of any debt security either:

     - if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part; or

     - during a period beginning 15 business days before the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing.

     Payment and Paying Agents. Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder's registered address or by wire transfer for global debt securities. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

     Unless we inform you otherwise in a prospectus supplement, the trustee under each indenture will be designated as our paying agent for payments on debt securities issued under the indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     In most cases, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment.

     Book-Entry Debt Securities. We may issue debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     Ranking. The senior debt securities will rank equally with all our unsecured and unsubordinated debt and senior to any subordinated indebtedness, including any subordinated debt securities.

     Restrictive Covenants. We will describe any restrictive covenants relating to the senior debt securities in a prospectus supplement.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     Ranking. The subordinated debt securities will rank junior to all our senior debt, including any senior debt securities we may issue, and may rank equally with or senior to other subordinated debt that may be outstanding from time to time.

     Subordination. Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal, interest or any premium on the subordinated debt securities if:

     - we fail to pay the principal, interest, premium or any other amounts on any senior debt when due; or

     - we default in performing any other covenant (a "covenant default") in any senior debt that we have designated if the covenant default allows the holders of that senior debt to accelerate the maturity of the senior debt they hold.

     Unless we inform you otherwise in the prospectus supplement, a covenant default will only prevent us from making payments on the subordinated debt securities for up to 179 days after holders of the senior debt give the trustee for the subordinated debt securities notice of the covenant default.

     The subordination will not affect our obligation, which will be absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination will not prevent the occurrence of any default under the subordinated indenture.

     The subordinated indenture will not limit the amount of senior debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

     Unless we inform you otherwise in the prospectus supplement, "senior debt" will mean all debt of R&B Falcon Corporation, unless the debt states that it is not senior to the subordinated debt securities or our other junior debt. The term "debt" of a person means:

     - indebtedness for borrowed money;

     - obligations evidenced by bonds, debentures, notes or similar instruments;

     - undrawn obligations relating to letters of credit or similar instruments, other than standby letters of credit and bid or performance bonds issued in the ordinary course of business;

     - reimbursement obligations relating to drawn letters of credit and similar instruments described in the preceding item if the drawing is reimbursed within 30 business days following demand for reimbursement;

     - obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business;

     - capitalized lease obligations;

     - indebtedness of a third party secured by a lien on any asset of that person; and

     - indebtedness of others guaranteed to the extent of the guarantee.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of the date of this prospectus, we are authorized to issue up to 550,000,000 shares of common stock and up to 50,000,000 shares of preferred stock. As of May 1, 2000, we had 194,191,457 shares of common stock and 344,994 shares of 13 7/8% Senior Cumulative Redeemable Preferred Stock outstanding. As of that date, we also had approximately 29 million shares of common stock reserved for issuance upon exercise of common stock purchase warrants, in connection with options or other awards outstanding under various employee or director incentive, compensation and option plans, or under contingent obligations relating to asset purchases.

     The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our certificate of incorporation, bylaws, the Delaware General Corporation Law and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

COMMON STOCK

     Voting Rights. Each holder of common stock is entitled to one vote per share on all matters to be voted on by the stockholders. Subject to the rights, if any, of the holders of any series of preferred stock pursuant to applicable law or the provision of the certificate of designation creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the
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

directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

     Dividends. Dividends may be paid to the holders of common stock when, as and if declared by the board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock. We generally do not pay cash dividends, and we intend to retain future earnings in order to provide funds for use in the operation and expansion of our business. In addition, as of the date of this prospectus we are unable to pay dividends under the covenants in some of our outstanding senior debt due to our financial results.

     Rights upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all our debts and distributions and after the holders of all series of our outstanding preferred stock, if any, have received their liquidation preferences in full.

     Non-Assessable. All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we offer and issue under this prospectus will also be fully paid and non-assessable.

     No Preemptive Rights. Holders of common stock are not entitled to preemptive purchase rights in future offerings of our common stock.

     Listing. Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "FLC." Any additional common stock we issue will also be listed on the NYSE.

PREFERRED STOCK

  GENERAL

     Our board of directors can, without approval of our stockholders, issue one or more series of preferred stock and determine the number of shares of each series and the rights, preferences and limitations of each series. The following description of the terms of the preferred stock sets forth some of the general terms and provisions of our authorized preferred stock. If we offer preferred stock, we will file a description with the SEC and describe the specific designations and rights in a prospectus supplement, including the following terms:

     - the series, the number of shares offered and the liquidation value of the preferred stock;

     - the price at which the preferred stock will be issued;

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

     - the liquidation preference of the preferred stock;

     - the voting rights of the preferred stock;

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any redemption or sinking fund;

     - whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any conversion; and

     - any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

     The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified by the certificate

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

of designation relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the certificate of designation as an exhibit or will incorporate the certificate of designation by reference.

     Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

     Any preferred stock will, when issued in an offering under this prospectus and a prospectus supplement, be fully paid and non-assessable.

  13 7/8% SENIOR CUMULATIVE REDEEMABLE PREFERRED STOCK

     In April 1999, our board of directors designated the 13 7/8% Senior Cumulative Redeemable Preferred Stock as a class of preferred stock. This class consists of a total of 1,200,000 shares, of which 300,000 shares were issued in a private placement in April 1999, up to 300,000 were reserved for issuance in payment of dividends in kind on the private placement shares, and up to 600,000 were issuable in exchange for the private placement shares and paid in kind dividends issued on the private placement shares prior to the exchange, and in payment of dividends in kind on shares issued in the exchange. The private placement shares were exchanged for exchange shares in a registered exchange offer in August 1999. Therefore, only up to a total of 600,000 shares of this class of preferred stock may be issued, of which 344,994 shares are currently issued and outstanding. The following is a summary of the terms of this class of preferred stock.

     Liquidation Preference. Each share of this class of preferred stock has a liquidation preference of $1,000, plus accrued and unpaid dividends.

     Dividends. Dividends on this class of preferred stock are payable in cash or, on or before May 1, 2004, at our option, in additional shares of preferred stock, on each February 1, May 1, August 1 and November 1. Cumulative dividends on the preferred stock accrue at the rate of 13 7/8% of the liquidation preference per annum. Covenants contained in the indentures governing a substantial portion of our current indebtedness limit our ability to pay cash dividends. Because of this, we have paid and intend to continue to pay dividends on the preferred stock in additional shares of preferred stock for most or all of the period ending May 1, 2004.

     Voting Rights. Holders of this class of preferred stock have no voting rights except as provided by law and as provided in the certificate of designation for the preferred stock. In the event that dividends are not paid for any three quarters, whether or not consecutive, or upon certain other events (including the failure to make a change of control offer, to comply with other specified covenants or to pay the mandatory redemption price when due), then the number of directors that make up our board of directors will be increased to permit the holders of the majority of the then outstanding shares of preferred stock, voting separately as a class with any other class of securities having similar voting rights, to elect two directors.

     Mandatory redemption. We must redeem the shares of this class of preferred stock on May 1, 2009 (subject to the legal availability of funds) at a redemption price equal to the liquidation preference, plus accrued and unpaid dividends to the redemption date.

     Optional redemption. We may redeem any of the shares of this class of preferred stock beginning May 1, 2004. The initial redemption price is 106.938% of the liquidation preference,
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

declining thereafter to 100.000% on or after May 1, 2007, in each case plus accrued and unpaid dividends to the redemption date.

     In addition, on or prior to May 1, 2002, we may redeem shares of this class of preferred stock having an aggregate liquidation preference of up to $105 million at a price equal to 113.875% of its liquidation preference, plus accrued and unpaid dividends to the redemption date, with proceeds from one or more public equity offerings. We may make one of these redemptions only if it occurs within 45 days after completion of the public equity offering.

     Ranking. This class of preferred stock ranks (i) senior to our common stock and to all other capital stock of our company unless the terms of the other capital stock expressly provide that it ranks equally with this class of preferred stock; and (ii) equally with any capital stock of our company the terms of which expressly provide that it will rank equally with this class of preferred stock.

     Optional exchange feature. This class of preferred stock will become exchangeable in whole, but not in part, into exchange debentures at our option if the conditions described in the certificate of designation are satisfied. Indentures governing a substantial portion of our current indebtedness restrict our ability to consummate such an exchange.

     Covenants. The certificate of designation contains covenants that restrict our ability and the ability of our restricted subsidiaries to:

     - issue capital stock;

     - pay dividends or make distributions in respect of capital stock;

     - redeem capital stock; or

     - effect a consolidation or merger.

     Change of control. Upon a change of control, we will be required to make an offer to purchase all outstanding shares of this class of preferred stock. The purchase price will equal 101% of the liquidation preference of the preferred stock, plus accrued and unpaid dividends. We may not be permitted under our debt agreements at the time of any change of control, or may not have enough funds available at the time of any change of control, to make any required purchase of this class of preferred stock.

     Non-Assessable. All outstanding shares of this class of preferred stock are fully paid and non-assessable. Any additional shares of this class of preferred stock issued upon payment of dividends in kind will also be fully paid and non-assessable.

     No Preemptive Rights. Holders of this class of preferred stock are not entitled to preemptive purchase rights in future offerings of our equity securities.

RIGHTS PLAN

     General. Under our rights plan, each share of common stock has attached to it one right. The right is represented by a certificate which is the same certificate representing the common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock. Until the distribution date, the rights will be transferred only with our common stock certificates. The rights are not exercisable until after the distribution date and are subject to redemption or exchange as described below. The rights expire at the close of business on November 1, 2007, unless we redeem them earlier. Holding unexercised rights gives you no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

     Distribution Date; Separation of Rights from Common Stock. The rights will separate from our common stock and a distribution date will occur upon the earlier of two possible times. The first such time is 10 business days following a public announcement that a person or group of affiliated or associated persons (an "acquiring person") has acquired, or has the right to acquire, the ownership of 15% or more of the outstanding shares of our common stock (the "share acquisition date"). The second possible time is 10 business days (or such later date as determined by our board of directors prior to any person becoming an acquiring person) following the commencement of a tender or exchange offer which would result in a person or group owning 15% or more of our outstanding shares of common stock.

     Series A Preferred Stock. The Series A Preferred Stock has a par value of $0.01 per share and a purchase price of $150. The purchase price is subject to adjustment. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of each one one-hundredth interest in a share of Series A Preferred Stock purchasable upon exercise of each right should approximate the value of a share of common stock. Each share of Series A Preferred Stock purchased upon exercise of the rights will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 per share, and (ii) 100 times the dividend, if any, declared per share of our common stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment equal to 100 times the par value per share plus an amount equal to accrued and unpaid dividends and distributions to the date of such payment. Each share of Series A Preferred Stock will have 100 votes and will vote together with our common stock. In the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount per share of our common stock received in such merger, consolidation or other transaction. The shares of Series A Preferred Stock will, if issued, be junior to any other series of our preferred stock, unless the terms of any such other series provide otherwise.

     Triggering Event. In the event that any person or group becomes an acquiring person, we will provide that each holder of a right, other than rights beneficially owned by the acquiring person (which will be null and void), will have the right to receive upon exercise of the right at the current exercise price, a number of shares of our common stock having a market value of two times the exercise price of the right. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an acquiring person, we will provide that each holder of a right will have the right to receive, upon exercise of the right at the current exercise price, a number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

     Redemption or Exchange of Rights. At any time prior to the tenth day after a share acquisition date, we may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors may establish in its sole discretion.

     Anti-takeover Effects. The rights may cause substantial dilution of shareholder voting strength to a person or group that acquires 15% or more of our common stock or otherwise attempts to acquire us in a manner that constitutes a triggering event. The rights should not affect any prospective offeror who is willing:

     - to make an offer for all of our outstanding shares of common stock and other voting securities at a price and terms that are in the best interests of us and our stockholders as determined by our board of directors; or

     - to negotiate with the board of directors because as part of any negotiated transaction the rights would either be redeemed or otherwise made inapplicable to the transaction.

     The rights should also not interfere with any merger or other business combination approved by the board of directors since the board may, at its option, choose to redeem the outstanding rights at the $0.01 redemption price. The board may exercise this option at any time prior to the tenth day after a share acquisition date.

BUSINESS COMBINATIONS UNDER DELAWARE LAW

     We are subject to Section 203 of the Delaware General Corporation Law, which restricts some types of business combinations of Delaware corporations.
Section 203 prohibits us from engaging in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

     - prior to the time of the business combination, our board of directors approved the business combination or the transaction in which the stockholder became an interested stockholder;

     - as a result of the business combination, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced; or

     - on or after the date of the business combination, our board of directors and the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder approve the business combination.

     The DGCL defines a "business combination" generally as:

     - a merger or consolidation with the interested stockholder or with any other corporation if the merger or consolidation is caused by the interested stockholder;

     - a sale or other disposition to or with an interested stockholder of assets with an aggregate market value greater than or equal to 10% or more of either the aggregate market value of all our assets or the aggregate market value of all of our outstanding stock;

     - a transaction resulting in the issuance or transfer by our company or any of our majority-owned subsidiaries of any of our stock or stock of our subsidiary to the interested stockholder;

     - any transaction involving our company or any of our majority-owned subsidiaries that has the effect of increasing the proportionate share of our stock or the stock of the subsidiary owned by the interested stockholder; or

     - any receipt of the interested stockholder of the benefit of any loans or other financial benefits provided by our company or any of our majority-owned subsidiaries.

     An interested stockholder is defined generally to mean a person who, together with its affiliates, owns, or if the person is an affiliate of the corporation did own within the last three years, 15% or more of our outstanding voting stock.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     The summary set forth below describes certain provisions of our amended and restated certificate of incorporation and restated bylaws. The summary is qualified in its entirety by reference to the provisions of our certificate of incorporation and bylaws.

     Some of the provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in its best interest.

     Classified Board of Directors. Our certificate of incorporation and bylaws provide for a classified board of directors. Except for directors that may be elected by the holders of our

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

preferred stock or any other series or class of our stock, our board is divided into three classes, with the directors of each class as nearly equal in number as possible. The directors of each class serve a term that expires at the third succeeding annual meeting of our stockholders after their election, and each director holds office until his or her successor is duly elected and qualified. At each annual meeting of our stockholders, the term of a different class of our directors expires. Our board of directors may not consist of more than 15 directors or less than one director. In addition, our certificate of incorporation provides that no more than a minority of the directors necessary to constitute a quorum of our board of directors may be non-United States citizens.

     The classification of our directors will have the effect of making it more difficult to change the composition of our board of directors. It could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of our company, even though such an attempt might be beneficial to our company and our stockholders.

     Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause, unless the certificate of incorporation provides otherwise. Our certificate of incorporation is silent on the removal of directors. Therefore, stockholders representing a majority of the voting power of the outstanding shares entitled to vote at an election of directors may remove a director, but only for cause.

     Our certificate of incorporation also provides generally that any vacancies will be filled only by the affirmative vote of a majority of our remaining directors, even if less than a quorum. Therefore, without an amendment to our certificate of incorporation, our board of directors could prevent any stockholder from enlarging our board of directors and filling the new directorships with that stockholder's own nominees.

     No Stockholder Action by Written Consent; Special Meetings. Our certificate of incorporation and bylaws generally provide that stockholder action can be taken only at an annual or special meeting of our stockholders and may not be taken by written consent in place of a meeting. Our certificate of incorporation and bylaws generally provide that a special meeting of our stockholders may be called by the Chairman or the President and shall be called by the Chairman, the President or the Secretary at the written request of a majority of our board of directors. The business conducted at any special meeting of our stockholders is limited to the business set forth in our notice of meeting provided to stockholders.

     Advance Notice Provisions for Stockholder Nominations And Stockholder Proposals. Our bylaws establish an advance notice procedure for our stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of our stockholders. This stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or by a stockholder who has given timely written notice, will be eligible for election as directors of our company. In addition, the business that may be conducted at an annual meeting is limited to business that has been brought before the meeting by, or at the direction of, our chairman of the board or our board of directors or by a stockholder who has given timely written notice of that stockholder's intention to bring that business before the meeting.

     The stockholder notice procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to our company and our stockholders.

     Amendments. Our certificate of incorporation provides that the affirmative vote of the holders of 66 2/3% of all classes of capital stock entitled to vote in the election of our directors is required to alter, amend or adopt any charter provisions inconsistent with Article SIXTH (which contains, among other things, provisions with respect to the supermajority stockholder vote required for Bylaw amendments, the staggered board, removal and replacement of directors, written consent and the calling of special stockholder meetings). Our certificate of incorporation also provides that a majority of the total number of authorized directors has the power to adopt, amend or repeal our bylaws and that the affirmative vote of the holders of 66 2/3% of the voting power of the then issued and outstanding shares of capital stock entitled to vote in the election of directors is required to adopt, amend or repeal our bylaws.

                        DESCRIPTION OF DEPOSITARY SHARES

     General. We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than full shares of preferred stock. If we do this, we will provide for the issuance by a depositary to investors of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock.

     The shares of any series of the preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a depositary. The depositary will be a bank or trust company we select having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. The prospectus supplement relating to a series of depositary shares will set forth the name and address of the depositary. Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock underlying such depositary share (including dividend, voting, redemption, conversion and liquidation rights).

     The depositary shares will be evidenced by depositary receipts issued under the deposit agreement.

     Upon surrender of depositary receipts at the office of the depositary, a holder of depositary shares will be entitled to receive the whole shares of preferred stock and any money or other property represented by the surrendered depositary receipts.

     Dividends and Other Distributions. The depositary will distribute all cash dividends or other cash distributions received on the preferred stock to the record holders of depositary shares. The depositary will not distribute fractions of one cent, and any balance not distributed will be added to the next sum received by the depositary for distribution to record holders of depositary receipts.

     If we make a distribution on the underlying preferred stock other than in cash, the depositary will distribute the property received by it to the record holders of depositary shares, unless the depositary determines that it is not feasible to make such distribution. If a distribution in kind of the property is not feasible, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to holders.

     The deposit agreement will also contain provisions specifying the manner in which any subscription or similar rights that we offer to holders of the preferred stock will be made available to holders of depositary receipts.

     Redemption of Depositary Shares. If a series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will also be subject to redemption. The depositary will mail notice of redemption of any of the underlying shares of preferred stock it holds not less than 30 and not more than 60 days prior to the date fixed for redemption. The depositary will mail this notice to the record holders of the depositary receipts to be redeemed at their respective addresses appearing in the depositary's books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem the number of depositary shares relating to the redeemed shares of preferred stock. If less than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot, on a pro rata basis or such other equitable basis as we and the depositary may determine.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding, and all rights of the holders of the depositary shares will cease except the right to receive the moneys payable upon such redemption.

     Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to the preferred stock. Each record holder of depositary shares on the record date for the preferred stock will be entitled to instruct the depositary how to vote the shares of preferred stock underlying the holder's depositary shares. The depositary will use its reasonable efforts to vote in accordance with such instructions, and we will agree to take all action which the depositary may deem necessary to enable the depositary to do so. The depositary will abstain from voting those shares of preferred stock for which it does not receive specific instructions from holders.

     Amendment and Termination of the Deposit Agreement. The form of depositary receipt evidencing the depositary shares and the provisions of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment which materially and adversely alters the rights of the existing holders of depositary shares will not affect outstanding depositary receipts until 90 days after notice of the amendment has been mailed to the record holders of outstanding depositary receipts. Every holder of depositary receipts at the time the amendment becomes effective will be deemed to consent and agree to the amendment and to be bound by the deposit agreement, as so amended. No amendment may impair the right of any owner of depositary shares to receive shares of the preferred stock and any money or other property represented by those shares upon surrender of depositary receipts.

     Whenever we direct it to do so, the depositary will terminate the deposit agreement by mailing notice of termination to the record holders of all outstanding depositary receipts at least 30 days before the termination date. The depositary may also terminate the deposit agreement if 60 days have expired after the depositary delivered written notice to us of its election to resign and a successor depositary has not been appointed and accepted its appointment. If any depositary receipts remain outstanding after the date of termination, the depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders of depositary receipts, and will not give any further notices (other than notice of termination) or perform any further acts under the deposit agreement, except that the depositary will continue (1) to collect dividends and any other distributions on the preferred stock and (2) to deliver the preferred stock, together with the corresponding dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for depositary receipts surrendered. At any time after two years from the date of termination, the depositary may sell the preferred stock then held by it at public or private sales, at such place or places and upon such terms as it deems proper, and may hold the net proceeds of any sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of depositary receipts that have not been surrendered.

     Charges of Depositary. We will pay all charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and issuance of depositary receipts, all withdrawals of shares of preferred stock by owners of depositary shares, any redemption of the preferred stock and the distribution of information to holders of the depositary receipts. Holders of depositary shares will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts.

     Miscellaneous. The depositary will forward to the holders of depositary shares all of our reports and communications delivered to the depositary and that we are required to furnish to the holders of the preferred stock.

     Neither we nor the depositary will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Our obligations and the obligations of the depositary under the deposit agreement will be limited to performance in good faith of our and their duties under the depositary agreement, and neither we nor they will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

     Resignation and Removal of Depositary. The depositary may resign at any time by delivering notice to us of its election to do so, and we may at any time remove the depositary. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                            DESCRIPTION OF WARRANTS

     General. We may issue warrants to purchase shares of common stock, shares of preferred stock or debt securities. The preferred stock may be represented by depositary shares. We may issue warrants independently or together with any common stock, preferred stock or debt securities, and the warrants may be attached to or separate from such common stock, preferred stock or debt securities. Each series of warrants will be issued under a separate warrant agreement that we will enter into with a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following sets forth the general terms and provisions of the warrants. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

     The applicable prospectus supplement will describe the following terms of any warrants:

     - the title of the warrants;

     - a description of the securities (which may include shares of common stock, shares of preferred stock or debt securities) for which the warrants are exercisable;

     - the price or prices at which the warrants will be issued;

     - the periods during which the warrants are exercisable;

     - the number of shares of common stock or preferred stock or the amount of senior debt securities or subordinate debt securities for which each warrant is exercisable;

     - the exercise price for the warrants, including any changes to or adjustments in the exercise price;

     - the currency or currencies, including composite currencies, in which the exercise price of the warrants may be payable;

     - if applicable, the designation and terms of the shares of preferred stock with which the warrants are issued;

     - if applicable, the terms of the debt securities with which the warrants are issued;

     - if applicable, the number of warrants issued with each share of common stock or preferred stock or debt security;

     - if applicable, the date on and after which the warrants and the related shares of common stock or preferred stock or debt securities will be separately transferable;

     - if applicable, a discussion of certain United States federal income tax considerations;

     - any listing of the warrants on a securities exchange; and

     - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

     Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon exercise, and will not be entitled to:

     - receive payments of principal of (or premium, if any) or interest, if any, on any debt securities purchasable upon exercise;

     - receive dividend payments, if any, with respect to any underlying securities; or

     - exercise the voting rights of any common stock or preferred stock purchasable upon exercise.

     Exercise of Warrants. Unless otherwise indicated in the applicable prospectus supplement, the warrants will be issued in registered form. Each warrant will entitle its holder to purchase for cash the principal amount or number of securities at the exercise price set forth in, or determinable from, the applicable prospectus supplement. Warrants may be exercised as set forth in the applicable prospectus supplement at any time up to the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date (or any extended expiration date), unexercised warrants will become void.

     Upon receipt of payment and of the certificate evidencing a warrant, properly completed and duly executed, at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by a surrendered warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

     Modifications. We and the warrant agent may amend the warrant agreement and the terms of the warrants, without the consent of the holders of warrants, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained in the warrant or warrant agreement, or in any other manner which we may deem necessary or desirable and which will not materially and adversely affect the interests of holders of outstanding warrants.

     We and the warrant agent also may modify or amend certain other terms of the warrant agreement and the warrants with the consent of the holders of not less than a majority in number of the then-outstanding unexercised warrants affected. However, no such modification or amendment may be made without the consent of the affected holders if the amendment would:

     - shorten the period of time during which the warrants may be exercised;

     - otherwise materially and adversely affect the exercise rights of the holders of the warrants; or

     - reduce the number of outstanding warrants.

     Merger, Consolidation or Sale of Assets. If at any time we undertake a merger or consolidation, or a sale of substantially all of our assets of, as a result of which securities underlying warrants are converted into the right to receive stock, securities or other property, then each outstanding warrant will thereafter only be exercisable for the kind and amount of stock, securities or other property receivable upon the consummation of that transaction by a holder of the number of securities underlying the warrant.

     Enforceability of Rights by Holders. The warrant agent will act solely as our agent in connection with the issuance and exercise of any warrants. The warrant agent will have no duty or responsibility in case of any default by us in the performance of our obligations under the warrant agreement or the warrant certificates. Each holder of warrants may, without the consent of the warrant agent, enforce by appropriate legal action, on its own behalf, its right to exercise its warrants.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers or (3) through agents. The prospectus supplement will include the following information:

     - the terms of the offering;

     - the names of any underwriters or agents;

     - the name or names of any managing underwriter or underwriters;

     - the purchase price of the securities from us;

     - the net proceeds to us from the sale of the securities;

     - any delayed delivery arrangements;

     - any underwriting discounts, commissions and other items constituting underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any commissions paid to agents.

SALE THROUGH UNDERWRITERS OR DEALERS

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

     In connection with distributions of common stock or otherwise, we may enter into hedging transactions with broker-dealers in connection with which the broker-dealers may sell common stock registered under the registration statement of which this prospectus is a part in the course of hedging through short sales the positions they assume with us.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. We will name any agent involved in the offer or sale of the offered securities in the prospectus supplement, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

STANDBY PURCHASER AGREEMENTS

     We may determine, from time to time, to redeem, repurchase or tender for some or all of our outstanding indebtedness or preferred stock. If we do so, we may determine to enter into an agreement with one or more underwriters or other persons under which the underwriter or person would agree to act as a "standby purchaser" and purchase from us a number of shares of common stock or other securities as would be required to fund some or all of the applicable redemption, repurchase or tender offer price. Alternatively, a standby purchaser may agree to purchase directly any redeemed, repurchased or tendered indebtedness and receive, as compensation for such purchase, securities that we issue. The agreement might also provide that the standby purchaser would resell the securities received from us. If the standby purchaser resells securities it receives from us, the standby purchaser may be deemed to be an underwriter and may be required to resell the securities under a prospectus supplement to this prospectus. The terms of any such agreement or arrangement, including terms relating to compensation and the identity of the standby purchaser, would be disclosed in a prospectus supplement.

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against some civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

     The securities we offer under this prospectus and applicable prospectus supplements may or may not be listed on a national securities exchange or a foreign securities exchange (other than our common stock, which is listed on the New York Stock Exchange). Any common stock sold under a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in those securities, but the underwriters will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurances can be given that there will be an active trading market for the securities.

                                 LEGAL MATTERS

     Gardere Wynne Sewell & Riggs, L.L.P., our special counsel, will issue opinions about the legality of the offered securities for us. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets of R&B Falcon Corporation as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1999, incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     With respect to the unaudited interim financial information for the quarters ended March 31, 2000 and 1999, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of that Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC's web site at "http://www.sec.gov."

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC's Public Reference Room.

                    INFORMATION WE INCORPORATE BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934. The documents we incorporate by reference are:

     - our Annual Report on Form 10-K for the year ended December 31, 1999;

     - our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000; and

     - the description of our common stock and rights to purchase shares of our Series A Junior Participating Preferred Stock contained in our Registration Statements on Form 8-A relating to our common stock and rights to purchase shares of our Series A Junior Participating Preferred Stock, each as amended to date.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     R&B Falcon Corporation
     Investor Relations
     901 Threadneedle
     Houston, Texas 77079
     (281) 496-5000

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

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     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENTLY ONLY AS OF ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

             Prospectus Supplement
                                            PAGE
                                            ----
Prospectus Supplement Summary.............   S-1
Risk Factors..............................   S-4
Forward-Looking Information...............   S-6
Use of Proceeds...........................   S-6
Capitalization............................   S-7
Market Price and Dividend Policy..........   S-8
Unaudited Pro Forma Financial Information
  for R&B Falcon..........................   S-9
Ratio of Earnings to Fixed Charges and to
  Combined Fixed Charges and Preferred
  Dividends...............................  S-13
Pro Forma Ratio of Earnings to Combined
  Fixed Charges and Preferred Dividends...  S-13
Supplemental Financial Information for the
  Combined Company........................  S-13
Description of Capital Stock..............  S-14
Underwriting..............................  S-14
Validity of the Common Stock..............  S-15
Experts...................................  S-15
Information We Incorporate by Reference...  S-16

                   Prospectus
                                            PAGE
                                            ----
About this Prospectus.....................     3
About R&B Falcon..........................     3
Risk Factors..............................     4
Forward-Looking Information...............     8
Use of Proceeds...........................     9
Ratio of Earnings to Fixed Charges and to
  Combined Fixed Charges and Preferred
  Stock Expense...........................     9
Description of Debt Securities............    10
Description of Capital Stock..............    17
Description of Depositary Shares..........    24
Description of Warrants...................    26
Plan of Distribution......................    28
Legal Matters.............................    30
Independent Public Accountants............    30
Where You Can Find More Information.......    30
Information We Incorporate by Reference...    31

                               16,300,000 Shares

                             R&B FALCON CORPORATION
                                  Common Stock

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                               [R&B FALCON LOGO]

                            ------------------------

                              GOLDMAN, SACHS & CO.

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